Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of CSX Corporation for the registration of debt securities (and related guarantees); trust preferred securities (and related guarantee and agreement as to expenses and liabilities); common stock; preferred stock; depositary shares and warrants for debt securities, common stock and/or preferred stock and to the incorporation by reference therein of our reports dated February 19, 2010, with respect to the consolidated financial statements of CSX Corporation and the effectiveness of internal control over financial reporting of CSX Corporation included in its Annual Report (Form 10-K) for the fiscal year ended December 25, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 19, 2010